Subject to Completion

Preliminary Prospectus Supplement dated June 25, 2004

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802
(To prospectus dated November 26, 2003)

$

Merrill Lynch & Co., Inc.

Principal Protected Averaging Notes Linked to the S&P 500® Index

due July     , 2011

(the “Notes”)

$1,000 original public offering price per unit

The Notes:

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   100% principal protection at maturity.

•   No payments prior to maturity.

•   Wecannot redeem the Notes prior to maturity.

•   Linked to the value of the S&P 500® Index, index symbol “SPX”.

•   The Notes will not be listed on any securities exchange.

•   Expected settlement date: July     , 2004.

Payment at maturity:

•   At maturity, you will receive a payment equal to the sum of two amounts: the principal amount of Notes and the

   Supplemental Redemption Amount, if any.

•   The Supplemental Redemption Amount (which may be zero, but not less than zero) shall be based on the percentage increase, if any, in the Index over the term of the Notes multiplied by a participation rate equal to 175%, calculated using the average of the closing values of the Index on March 28, June 28, September 28 and December 28 of each year, beginning on September 28, 2004 and ending on

  June 28, 2011.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

Merrill Lynch & Co.

The date of this prospectus supplement is June     , 2004.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch Capital Services Inc., and Merrill Lynch & Co., Inc. is an authorized licensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Principal Protected Averaging Notes Linked to the S&P 500® Index due July     , 2011 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the S&P 500 Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July     , 2011.

Each unit will represent a single Note with an original public offering price of $1,000. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not be subject to redemption at our option or at the option of any beneficial owner prior to maturity.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes. However, the payment at maturity, as described below, will not be less than $1,000 for each unit of the Notes.

What will I receive upon maturity of the Notes?

We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want the opportunity to participate in possible increases in the Index over the term of the Notes. On the stated maturity date you will receive a payment on each Note equal to the sum of two amounts: the “principal amount” and the “Supplemental Redemption Amount”, if any.

Principal Amount

The “principal amount” per unit is $1,000.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$1,000	×	Participation Rate	×	(	Ending Value – Starting Value	)
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Participation Rate” equals 175%.

The “Starting Value” means the closing value of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). The Starting Value will be disclosed to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

The “Ending Value” will be the arithmetic average of the closing values of the Index at the close of the market on each Valuation Date.

“Valuation Date” means the 28th of each March, June, September and December, beginning on September 28, 2004 and ending on June 28, 2011. If a Valuation Date falls on a day that is not an Index Business Day, that Valuation Date will be the next succeeding Index Business Day.

“Index Business Day” means any day on which the New York Stock Exchange (“NYSE”), the American Stock Exchange (“AMEX”) and the Nasdaq Stock Market (the “Nasdaq”) are open for trading and (i) the Index or any successor index is calculated and published and (ii) a Market Disruption Event (as defined herein) has not occurred.

You will receive a Supplemental Redemption Amount only if the Notes are not redeemed early and the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. You will receive the principal amount of your Notes regardless of whether any Supplemental Redemption Amount is payable.

For more specific information about the determination of the Ending Value and the Supplemental Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Here are three examples of Supplemental Redemption Amount calculations using a Participation Rate of 175% and an investment term equal to that of the Notes:

Example 1—At the stated maturity, the hypothetical Ending Value is below the hypothetical Starting Value:

Hypothetical Starting Value: 1,144.06

Hypothetical Ending Value: 1,029.65

Supplemental Redemption Amount (per Note)	=	(1,029.65 – 1,144.06)	=	$0.00	(Supplemental Redemption Amount cannot be less than zero)
1,144.06

Total payment at maturity (per Note) = $1,000 + $0 = $1,000

Example 2—At the stated maturity, the hypothetical Ending Value is above the hypothetical Starting Value:

Hypothetical Starting Value: 1,144.06

Hypothetical Ending Value: 1,258.47

Supplemental Redemption Amount (per Note)	=	$1,000	&	175%	&	(1,258.47 – 1,144.06)	=	$175.00
1,144.06

Total payment at maturity (per Note) = $1,000 + $175.00 = $1,175.00

Example 3—At the stated maturity, the hypothetical Ending Value is significantly greater than the hypothetical Starting Value:

Hypothetical Starting Value: 1,144.06

Hypothetical Ending Value: 1,944.90

Supplemental Redemption Amount (per Note)	=	$1,000	&	175%	&	(1,944.90 – 1,144.06)	=	$1,225.00
1,144.06

Total payment at maturity (per Note) = $1,000 + $1,225.00 = $2,225.00

Who publishes the Index and what does the Index measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of May 28, 2004, 424 companies or 84.2% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the “NYSE”); 74 companies or 15.6% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the Index traded on the American Stock Exchange (the “AMEX”). As of May 28, 2004, the aggregate market value of the 500 companies included in the Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market.

Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500 Index or the value of any dividends paid on those stocks.

How has the Index performed historically?

We have included a graph showing the year-end closing values of the Index for each year from 1946 through 2003 and a graph and table showing the month-end closing value of the S&P 500 Index from January 1995 through May 2004 in the section entitled “The Index—Historical Data on the Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal     % per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $1,000 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2004, $             in 2005, $             in 2006, $             in 2007, $             in 2008, $             in 2009, $             in 2010 and $             in 2011. However, in 2011, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $            , you may have a loss which you could deduct against other income you may have in 2011, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’ status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risk, including the risk that the Notes will only return their principal amount at maturity. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

Payment at maturity of any amount in excess of the $1,000 principal amount per Note will depend on whether the Ending Value exceeds the Starting Value. If the Ending Value equals or is less than the Starting Value, then you will receive only the $1,000 principal amount per Note. This will be true even if the value of the Index is greater than the Starting Value at some point during the term of the Notes but is equal to or less than the Starting Value on one or more Valuation Dates.

Your return on the Notes will depend on the value of the Index on the Valuation Dates

Your return will depend on the Supplemental Redemption Amount, which in turn depends on the Ending Value, the average of the closing values of the Index at the close of the market on the Valuation Dates. Because the Index can vary significantly from day to day, we believe that the Ending Value would vary depending upon the dates selected as Valuation Dates. Your return, therefore, could be significantly different if the Valuation Dates were on different dates during the same term of the Notes. We cannot, however, predict the direction or magnitude of changes which would result in the selection of different dates.

Your return will not reflect the return of owning the stocks included in the Index

The return on your Notes will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks, if any, because the value of the Index is calculated by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

Your yield may be lower than the yield on other standard debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Index is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Index exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in dividend payments on the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend payments on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend payments on these stocks decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, the companies included in the Index or providing advisory services to the companies included in the Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on July     , 2011.

While at maturity a beneficial owner of a Note will receive an amount equal to the principal amount plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. If the value of the Index on one or more Valuation Dates is less than the Starting Value, the Supplemental Redemption Amount may equal zero. In no event, however, will the Supplemental Redemption Amount be less than zero. In such case, beneficial owners of the Notes will be entitled to receive only the original principal amount of each Note. For information as to the calculation of the Supplemental Redemption Amount which will be paid on the stated maturity date and the Index, see the sections entitled “—Payment at Maturity” and “The S&P 500 Index,” in this prospectus supplement.

There is no assurance that any Supplemental Redemption Amount will be earned.

ML&Co. will issue the Notes in denominations of whole units each with an original public offering price of $1,000 per Note. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

On the stated maturity date, a beneficial owner of a Note will be entitled to receive the principal amount plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value is not greater than the Starting Value, a beneficial owner will be entitled to receive only the principal amount of the Notes.

The “Supplemental Redemption Amount” for a Note will be determined by the calculation agent and will equal:

principal amount of each Note ($1,000 per unit) × Participation Rate	×	(	Ending Value – Starting Value	)
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Participation Rate” equals 175%.

The “Starting Value” means the closing value of the Index on the Pricing Date. The Starting Value will be disclosed to you in the final prospectus supplement delivered to you in connection with the sales of the Notes.

The “Ending Value” will be determined by the calculation agent and will equal the arithmetic average of the closing values of the Index at the close of the market on each Valuation Date.

“Valuation Date” means the 28th of each March, June, September and December, beginning September 28, 2004 and ending on June 28, 2011. If a Valuation Date falls on a day that is not an Index Business Day, that Valuation Date will be the next succeeding Index Business Day; provided, however, if the closing value for the final Valuation Date has not been determined by the second scheduled Index Business Day prior to the stated maturity date, then the closing value for the final Valuation Date shall be closing value of the Index on such day, regardless of the occurrence of a Market Disruption Event on such day.

“Index Business Day” means any day on which the NYSE, the AMEX and the Nasdaq are open for trading and (i) the Index or any successor index is calculated and published and (ii) a Market Disruption Event (as defined herein) has not occurred.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each Note,

•	the total rate of return to beneficial owners of the Notes, and

•	the pretax rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.61% per annum, as more fully described below.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax annualized rate of return of stocks included in the Index(1)
228.81	–80%	$1,000.00	0.00%	–18.59%
343.22	–70%	$1,000.00	0.00%	–14.06%
457.62	–60%	$1,000.00	0.00%	–10.62%
572.03	–50%	$1,000.00	0.00%	–7.83%
686.44	–40%	$1,000.00	0.00%	–5.46%
800.84	–30%	$1,000.00	0.00%	–3.39%
915.25	–20%	$1,000.00	0.00%	–1.55%
1,029.65	–10%	$1,000.00	0.00%	0.12%
1,144.06(2)	0%	$1,000.00	0.00%	1.64%
1,258.47	10%	$1,175.00	17.50%	3.04%
1,372.87	20%	$1,350.00	35.00%	4.34%
1,487.28	30%	$1,525.00	52.50%	5.56%
1,601.68	40%	$1,700.00	70.00%	6.71%
1,716.09	50%	$1,875.00	87.50%	7.79%
1,830.50	60%	$2,050.00	105.00%	8.82%
1,944.90	70%	$2,225.00	122.50%	9.79%
2,059.31	80%	$2,400.00	140.00%	10.72%

(1)	These rates of return assume:

(i)	an investment of a fixed amount in the component stocks included in the Index with the allocation of such amount reflecting the current relative weights of such stocks;

(ii)	a percentage change in the aggregate price of such stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(iii)	a constant dividend yield of 1.61% per annum, paid quarterly from the date of initial acceptance of the Notes and at maturity, applied to the value of the Index and reinvested in the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;

(iv)	no transaction fees or expenses; and

(v)	a term for the Notes from June 30, 2004 to July 30, 2011.

(2)	This is the hypothetical Starting Value (the closing value of the Index on June 23, 2004). The actual Starting Value will be determined on the Pricing Date.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the APYs on the stated maturity date will depend on the actual Starting Value and the actual Ending Value determined as described in this prospectus supplement.

Adjustments to the Index; Market Disruption Events

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events, as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index (without taking into account any extended or after-hours trading session); or

(b)	the suspension of or material limitation on, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, options contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; and

(2)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and values of the Index are not available for those dates. These market closures would have constituted Market Disruption Events.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index and calculate the Ending Value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the Index before the determination of the Ending Value and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount, if any, as described in the preceding paragraph. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is a day on which the NYSE, The Nasdaq Stock Market and the AMEX are open for trading. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price of each unit, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of     % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

Standard & Poor’s publishes the Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 28, 2004, 424 companies or 84.2% of the market capitalization of the S&P 500 Index traded on the NYSE; 74 companies or 15.6% of the market capitalization of the Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the Index traded on the AMEX. As of May 28, 2004, the aggregate market value of the 500 companies included in the Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.1%), Consumer Staples (11.4%), Energy (6.3%), Financials (20.6%), Health Care (13.6%), Industrials (11.0%), Information Technology (17.1%), Materials (2.9%), Telecommunication Services (3.4%) and Utilities (2.7%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

Computation of the Index

Standard & Poor’s currently computes the Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Redemption Amount, if any, payable to holders of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

Historical Data on the Index

The following graph sets forth the closing values of the Index on the last business day of each year from 1946 through 2003, as published by Standard & Poor’s. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount, if any, which may be payable to holders of the Notes at the maturity date or otherwise.

The following table sets forth the value of the Index at the end of each month, in the period from January 1995 through April 2004. These historical data on the Index are not indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

Month-End Closing Values of the Index

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	470.42	636.02	786.16	980.28	1,279.64	1,394.46	1,366.01	1,130.20	855.70	1,131.13
February	487.39	640.43	790.82	1,049.34	1,238.33	1,366.42	1,239.94	1,106.73	841.15	1,144.94
March	500.71	645.50	757.12	1,101.75	1,286.37	1,498.58	1,160.33	1,147.39	848.18	1,126.21
April	514.71	654.17	801.34	1,111.75	1,335.18	1,452.43	1,249.46	1,076.92	916.92	1,107.30
May	533.40	669.12	848.28	1,090.82	1,301.84	1,420.60	1,255.82	1,067.14	963.59	1,120.68
June	544.75	670.63	885.14	1,133.84	1,372.71	1,454.60	1,224.42	989.82	974.50
July	562.06	639.95	954.29	1,120.67	1,328.72	1,430.83	1,211.23	911.62	990.31
August	561.88	651.99	899.47	957.28	1,320.41	1,517.68	1,133.58	916.07	1,008.01
September	584.41	687.31	947.28	1,017.01	1,282.71	1,436.51	1,040.94	815.28	995.97
October	581.50	705.27	914.62	1,098.67	1,362.93	1,429.40	1,059.78	885.76	1,050.71
November	605.37	757.02	955.40	1,163.63	1,388.91	1,314.95	1,139.45	936.31	1,058.20
December	615.93	740.74	970.43	1,229.23	1,469.25	1,320.28	1,148.08	879.82	1,111.92

The following graph sets forth the performance of the Index at the end of each month presented in the table above. Past movements of the Index are not necessarily indicative of the future Index values. On June     , 2004, the closing value of the Index was             .

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $     per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the Notes equal to     % per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Notes that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Supplemental Redemption Amount, if any, exceeds $     per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $     per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $     per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $     per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $     per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount and an estimated yield equal to     % per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
June , 2004 through January , 2005	$	$
January , 2005 through July , 2005	$	$
July , 2005 through January , 2006	$	$
January , 2006 through July , 2006	$	$
July , 2006 through January , 2007	$	$
January , 2007 through July , 2007	$	$
July , 2007 through January , 2008	$	$
January , 2008 through July , 2008	$	$
July , 2008 through January , 2009	$	$
January , 2009 through July , 2009	$	$
July , 2009 through January , 2010	$	$
January , 2010 through July , 2010	$	$
July , 2010 through January , 2011	$	$
January , 2011 through July , 2011	$	$

Projected Supplemental Redemption Amount = $     per unit.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $             aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries (“Merrill Lynch”) dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to SFAS No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch’s Quarterly Report on Form 10-Q for the quarter ended March 26, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because such report is not a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-13
Ending Value	S-3
Index	S-3
Index Business Day	S-4
Market Disruption Event	S-12
Notes	S-1
Participation Rate	S-3
Pricing Date	S-3
PTCEs	S-22
Starting Value	S-3
successor index	S-14
Supplemental Redemption Amount	S-3
Valuation Date	S-3

$

Merrill Lynch & Co., Inc.

Principal Protected Averaging Notes Linked to the S&P 500® Index

due July         , 2011

(the “Notes”)

$1,000 original public offering price per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

June         , 2004